SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 23, 2013

DATE, TIME AND PLACE: On April 23, 2013, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding ninety-nine point four percent (99.4%) of the voting capital and ninety-eight point eight percent (98.8%) of the shareholders holding preferred shares, as per the signatures in the “Shareholders’ Attendance Book,” attended the meeting, as well as the representative of  Ernst & Young, Thiago Cavalcanti, and the representative of the Company’s Fiscal Council, Martin Roberto Glogowsky.

PRESIDING: ROBERTO CATALÃO CARDOSO – Chairman; JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE: The call notice was published in the Official Gazette of the State of São Paulo on April 5, 6 and 9, 2013, and in the Valor Econômico newspaper on April 5, 8 and 9, 2013.

AGENDA: 1) to acknowledge the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements for fiscal year ended December 31, 2012; 2) to resolve on the allocation of net income from fiscal year ended December 31, 2012; 3) to elect the members of the Board of Directors and set the compensation for the Company’s Management for fiscal year 2013; and 4) to elect the members of the Fiscal Council and set their compensation.

RESOLUTIONS:  The shareholders authorized, by unanimous vote, the drawing up of these minutes in summary format, and their publication with the omission of the attending shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6,404/76.

1.       The attending shareholders, holders of common shares, approved, by unanimous vote, without any restrictions, the Annual Management Report and the Management’s accounts included in the Balance Sheet and Financial Statements, published in the Valor Econômico newspaper and in the Official Gazette of the State of São Paulo on March 13, 2013, including the shareholders’ equity, the annual net income, the cash flows and applications of funds and the interests in the subsidiaries, as well as the Management, Fiscal Council and external auditors’ reports, all related to the fiscal year ended December 31, 2012.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 23, 2013.

2.       The Company determined net income of three hundred ninety-three million, seven hundred and two thousand, five hundred twenty-five reais and eighty-six centavos (R$393,702,525.86), which, in accordance with Article 26 of the Company’s Bylaws, will be absorbed by the accumulated loss, amounting to one billion, one hundred sixty-nine million, nine hundred thousand, seventy-five reais and eighty-eight centavos (R$1,169,900,075.88), reason for which the attending shareholders, holders of common shares, decided that there will be no distribution of dividends.

3.       The shareholders, holders of common shares, acknowledged the end of the term of the members of the Company’s Board of Directors, and approved the reelection of the current members of the Board of Directors, with a term of office until the investiture of their successors to be elected at the 2014 Annual Shareholders’ Meeting, without recourse to the multiple vote procedure, pursuant to CVM Rule 165/91, amended by Rule 282/98, as follows:

i) Appointed by the shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. and EG PARTICIPAÇÕES S.A., OSCAR VON HAUSKE SOLIS, Mexican, married, business administrator, bearer of Mexican passport no. G05608841, resident and domiciled in the City of Mexico, Mexico, with business address at Lago Zurich, 245, Plaza Carso, Edifício Telcel, 15º andar, Colônia Granada Ampliación, CEP: 11529, City of Mexico/Mexico, was reelected, along with his deputy NEY ACYR RODRIGUES DE OLIVEIRA, Brazilian, married, engineer, bearer of identity card no. 38324-D CREA/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 544.415.797-72, resident and domiciled in the city and state of São Paulo, with business address at Rua dos Ingleses, 600, 2º andar – sala 201, Bairro Bela Vista, São Paulo – SP, CEP: 013299-04; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian, married, lawyer, bearer of identity card no. 155.156 OAB/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no.  276.546.358-18, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas, n.º 1.012, 15º andar, Centro, Rio de Janeiro/RJ, CEP: 20071-910, was reelected, along with his deputy ANTONIO CARLOS MARTELLETO, Brazilian, divorced, electronic engineer, bearer of identity card no. 28.663.797-2, inscribed in the roll of individual taxpayers (CPF/MF) under no. 606.799.057-15, resident and domiciled in the city of Campinas, state of São Paulo, with business address at Avenida Marechal Rondon, nº 2600, Campinas/SP, CEP: 13063-001; CARLOS HERNÁN ZENTENO DE LOS SANTOS, Mexican, married, electronic engineer, bearer of National Registry of Foreigners (RNE) no. V700956-A, inscribed in the roll of individual taxpayers (CPF/MF) under no.  234.356.528-70, resident and domiciled in the city and state of São Paulo, with business address at Rua Flórida 1970 – 5º andar, Brooklin Novo, São Paulo/SP, CEP: 04565-907, was elected, along with his deputy ANTONIO VEGA SANDOVAL,  Mexican, married, electronic and communications engineer, bearer of National Registry of Foreigners (RNE) no.

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MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 23, 2013.

V417840-9 and Mexican passport no. 08894689171, inscribed in the roll of individual taxpayers (CPF/MF) under no. 059.693.837-32, resident and domiciled in the city and state of São Paulo, with business address at Rua dos Ingleses, 600, 3º andar, Bairro Bela Vista, São Paulo/SP, CEP: 013299-04; ANTONIO JOÃO FILHO, Brazilian, married, electrical engineer, bearer of identity card no. 8.023.698-4, issued by SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 916.451.318-15, resident and domiciled in the city of Campinas, state of São Paulo, with business address at Av. Marechal Rondon, 2.600/2º andar, Jardim Eulina, CEP 130701-73, was reelected, along with his deputy IVAN CAMPAGNOLLI JUNIOR, Brazilian, married, engineer, bearer of identity card no. 129.0998-5 SSP/PR, inscribed in the roll of individual taxpayers (CPF/MF) under no. 345.706.916-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas n° 1012, 15° andar, Centro, Rio de Janeiro/RJ, CEP: 20071-910; and JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, married, engineer, bearer of identity card no. 3023331204, issued by SSP/RS, inscribed in the roll of individual taxpayers (CPF/MF) under no. 140.448.620-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, São Paulo/SP, CEP 04719-002, was reelected, along with his deputy CARLOS PEREZ DE LEON CHAVOLLA, Mexican, married, business administrator, bearer of National Registry of Foreigners (RNE) no. V407283-L DPF-RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 059.582.067-02, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas, 1012, 4º andar, Centro, Rio de Janeiro/RJ, CEP 20.071-910; CARLOS HENRIQUE MOREIRA, Brazilian, married, engineer, bearer of identity card no. CREA/RJ 12544-D and inscribed in the roll of individual taxpayers (CPF/MF) under no. 005.215.077-15, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 15º andar, Centro, CEP 20071-910 was reelected, along with his deputy MARCELLO DA SILVA MIGUEL, Brazilian, married, telecommunications engineer, bearer of identity card (RG) no. 05866027-5 – IFP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 797.011.597-72, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 14º andar, Centro, CEP 20071-910; JOSÉ FORMOSO MARTÍNEZ, Mexican, married, engineer, bearer of identity card (RNE) no. V405864-B, inscribed in the roll of individual taxpayers (CPF/MF) under no. 059.557.727-07, resident and domiciled in the City and State of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 15º andar, Centro, CEP 20071-910, was reelected, along with his deputy CARLOS EDUARDO COUTINHO SOBRAL VIEIRA, Brazilian, married, engineer, bearer of identity card no. 2796924 IFP/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 260.370.097-91, resident and domiciled in the City and State of Rio de Janeiro, with business address at Av. Presidente Vargas, nº 1.012, 8º andar, Centro, Rio de Janeiro/RJ, CEP: 20.071-910; and ISAAC BERENSZTEJN, Brazilian, divorced, engineer, bearer of identity card no. 3.174.052 IFP/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 332.872.367-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 11º andar, Centro, CEP 20071-910, was reelected, along with his deputy GUSTAVO SOARES SILBERT, Brazilian, married, economist, bearer of identity card no. 05642001-1 – IFP/RJ, inscribed in the

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MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 23, 2013.

roll of individual taxpayers (CPF/MF) under no. 813.829.527-91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas n° 1012, 6° andar, Centro, Rio de Janeiro/RJ, CEP: 20.071-910. The shareholder Globo Comunicação e Participações S.A. abstained from voting.

ii) In order to comply with Article 11 of the Company’s Bylaws, which states that at least twenty percent (20%) of the Board of Directors shall consist of independent members, as defined by the Level 2 Listing Rules of BM&FBOVESPA, the attending shareholders, holders of common shares, reelected: FERNANDO CARLOS CEYLÃO FILHO,  Brazilian, married, lawyer, bearer of identity card (OAB-RJ) no. 22.908, inscribed in the roll of individual taxpayers (CPF/MF) under no. 182968157-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Constante Ramos no 22, apt 501, CEP 22051-010, and MAURO SZWARCWALD, Brazilian, married, business consultant, bearer of identity card no. 2.382.767-8 – IFP-RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 266.440.967-00, resident and domiciled in the city and state of Rio de Janeiro, with residential address at Avenida Lúcio Costa nº 3360, bloco 2, apt 3002, Barra da Tijuca, CEP 22630-010, with their respective deputy positions remaining vacant. The shareholder Globo Comunicação e Participações S.A. abstained from voting.

The Board members hereby reelected have declared that nothing prevents them from performing commercial activities.

The Shareholders’ Meeting fixed the overall annual compensation for the Company’s Management at up to (inclusive) seventeen million reais (R$17,000,000.00), for the 2013 fiscal year, including statutory and non-statutory executive officers. The shareholder Globo Comunicação e Participações S.A. abstained from voting.

4.       The shareholders acknowledged the end of the term of the members of the Company’s Fiscal Council, and approved the election/reelection of the following members, with term of office until the 2014 Annual Shareholders’ Meeting, as follows:

i) Appointed by the shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. and EG PARTICIPAÇÕES S.A., MARTIN ROBERTO GLOGOWSKY, Brazilian, married, lawyer and business administrator, bearer of identity card (RG) no. 4.700.146 (SSP-SP), inscribed in the roll of individual taxpayers (CPF/MF) under no. 861.682.748-04, resident and domiciled in the city and state of São Paulo, at Rua Barão de Santa Eulália, n.º 170, apt 52, was reelected, and EDISON GIRALDO,  Brazilian, married, accountant, bearer of identity card no. 05315383-9 IFP-RJ, inscribed in the roll of individual taxpayers (CPF/MF) under no. 041.564.478-04, resident and domiciled in the city of Niterói, state of  Rio de Janeiro, at Rua Professor Stephane Vannier, n.º 181, Camboinhas, was elected, with their respective deputy positions remaining vacant. The shareholder Globo Comunicação e Participações S.A. abstained from voting.

ii) In a separate election, pursuant to Article 161, paragraph 4, item a, of Law 6,404/76, without the participation of the shareholders GB EMPREENDIMENTOS E

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MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 23, 2013.

PARTICIPAÇÕES S.A. and EG PARTICIPAÇÕES S.A., the shareholders, holders of preferred shares, NEST ACOES MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NEST ARB MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NEST HEDGE MASTER FUNDO DE INVESTMENTO MULTIMERCADO; NEST MILE HIGH MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; PATRIA EQUITY LONG BIAS MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; PATRIA EQUITY VALUE MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; UV BAOBA FIM - INVESTIMENTO NO EXTERIOR - CREDITO PRIVADO; UV IPE FI MULTIMERCADO INVESTIMENTO NO EXTERIOR; UV PLATANO FI MULTIMERCADO INVESTIMENTO NO EXTERIOR – CP and UV SEQUOIA FIM - INVESTIMENTO NO EXTERIOR - CREDITO PRIVADO appointed for reelection the candidates JOÃO ADAMO JÚNIOR, as a sitting member, and ROBERTO DE MIGUEL as deputy member. Subsequently, the attending shareholders holding preferred shares decided, by majority vote, to reelect JOÃO ADAMO JÚNIOR, Brazilian, married, lawyer, bearer of identity card (RG) no. 11.347.442 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under no. 132.904.408-85, resident and domiciled in the city and state of São Paulo, at Rua Fernando da Cruz, nº  150, Jardim Guedala, CEP 05614-030, as a sitting member, and ROBERTO DE MIGUEL, Brazilian, married, accountant, bearer of identity card (CRC) no. 137.215/0-3, inscribed in the roll of individual taxpayers (CPF/MF) under no. 903.384.648-91, resident and domiciled in the city and state of São Paulo, at Avenida Nove de Julho, nº 5569, 2º andar, CEP 01407-200, as a deputy member. The shareholders Globo Comunicação e Participações S.A. and The Public Education Employee Retirement System of Missouri abstained from voting.

The Shareholders’ Meeting fixed the overall annual compensation of the members of the Fiscal Council for fiscal year 2013 at up to six hundred thousand reais (R$600,000.00). The Shareholders’ Meeting also approved the Fiscal Council’s 2013 budget in the amount of one hundred fifty thousand reais (R$150,000.00). The shareholder Globo Comunicação e Participações S.A. abstained from voting.

Lastly, it is herein documented the delivery to the Presiding Board of a “Protest” from the shareholders NEST AÇÕES MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NEST ARB MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NEST HEDGE MASTER FUNDO DE INVESTMENTO MULTIMERCADO; NEST MILE HIGH MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; PATRIA EQUITY LONG BIAS MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; PATRIA EQUITY VALUE MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; UV BAOBA FIM - INVESTIMENTO NO EXTERIOR - CRÉDITO PRIVADO; UV IPE FI MULTIMERCADO INVESTIMENTO NO EXTERIOR; UV PLATANO FI MULTIMERCADO INVESTIMENTO NO EXTERIOR – CP and UV SEQUOIA FIM - INVESTIMENTO NO EXTERIOR - CRÉDITO PRIVADO, which will be filed at the Company’s headquarters.

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MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 23, 2013.

CLOSURE: The meeting was adjourned for the time required to draw up these minutes in the book.Upon reopening of the meeting, these minutes were read, found to be in compliance, approved, and signed by all those present.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo – SP, April 23, 2013.

Roberto Catalão Cardoso                                          Joana Graeff Martins

Chairman                                                                 Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.